
02037459

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934



For the Month of March, 2002

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, P.O. BOX 82291
SOUTHDALE, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Attached to the Registrant's Form 6-K for the month of March, 2002, and incorporated by reference herein, are:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 
M.A. Eloff
Group Company Secretary

Dated: MARCH 7, 2002

Exhibit 1



DURBAN ROODEPOORT DEEP

NEWS RELEASE

4 March 2002

090/02-jmd

DRD SUSPENDS ROGER KEBBLE AS EXECUTIVE DIRECTOR

Durban Roodepoort Deep, Limited (DRD) this morning (04.03.02) suspended Executive Deputy Chairman Roger Kebble from his executive functions with immediate effect.

Mr Kebble remains on the DRD Board and is free to execute his duties as a Director of DRD.

The letter to Mr Kebble was signed on behalf of DRD Chairman and Chief Executive Officer Mark Wellesley-Wood, who is in London and has been advised by the South African Department of Home Affairs that he will not be permitted to re-enter South Africa.

In the letter, Mr Wellesley-Wood refers to:

- a DRD investigation, nearing completion, into the RAWAS transaction (ref: DRD media release issued earlier today, 4.3.02), which resulted in substantial losses for the company; and
- Mr Kebble's role in the transaction.

In terms of the suspension Mr Kebble has been advised he:

- must discontinue with immediate effect all of his executive functions on behalf of the company;
- may not come on to DRD's premises; and
- may not contact any of DRD's employees and/or contractors except for the Company Secretary in respect of his duties as Non-executive Director.

Queries: James Duncan 27 11 82 892 8052 (mobile)

Exhibit 2



DURBAN ROODEPOORT DEEP

NEWS RELEASE

4 March 2002

089/02-jmd

Ordinary Shares issued in Connection with Rawas Transaction

I refer to my Chairman's Statement accompanying the Financial Statements for the year ended June 30 2001 in which I undertook to keep shareholders informed of progress on the above matter.

Rawas refers to a gold project in Indonesia, which ceased operations in March 2000.

In July and October of 1999, DRD issued a total of 8,252,056 ordinary shares to various creditors of Laverton Gold and its subsidiary, BT Barisan Tropical Mining. The creditors to whom such ordinary shares were issued included CAM and Continental Gold Fields NL. The companies in the CAM group and other CAM related companies received 3.4 million of the shares in question. The shareholders of Laverton included Weston Investments Ltd. (a subsidiary of CAM), who was the principal shareholder, and Continental Goldfields NL.

These ordinary shares were ostensibly issued pursuant to the planned acquisition of Rawas in consideration for, or in anticipation of receiving shares in, and claims against, various companies with ownership interests in Rawas and its associated mining rights.

In connection with this transaction, DRD entered into heads of agreement and a memorandum of understanding, However, in about September 2000, some 15 months later, certain evidence came to light, which, after investigation, revealed that all of those shares had been allotted and issued invalidly, beyond the legal powers of the company and suggested that the ordinary shares were issued as a result of an irregular transaction foisted on the company by certain third parties for their benefit alone. No final formal agreement has been signed by DRD with regard to this transaction.

Since the evidence referred to above came to light, the Company has been investigating the whole transaction with a view to pursuing any rights of recovery it may have against the parties responsible for entering into the transaction.

The full financial effects of the transaction were recognised in the 2000 Financial Statements as a write off of R121million. In addition, DRD has expended approximately R20 million in supporting the mine. The auditors have confirmed that no further adjustments will be necessary.

Under South African law, a Court is permitted to validate an invalid issue of shares upon satisfaction that, given all the circumstances, it would be just and equitable to do so. Consequently, DRD has prepared an Application to Court for validation. However, since the issuance of shares was conducted without the approval of a special resolution of shareholders the Company will first be seeking that approval for the issue in the form of a special resolution.

A Notice convening a Special Meeting will be sent to shareholders shortly.

Mark Wellesley-Wood
Chairman and Chief Executive Officer

Queries: James Duncan 27 11 82 892 8052 (mobile)

Exhibit 3



DURBAN ROODEPOORT DEEP

NEWS RELEASE

6 March 2002
092/02-jmd

UNANIMOUS SUPPORT FOR DRD'S WELLESLEY-WOOD

At a special meeting of the Board of Durban Roodepoort Deep, Limited yesterday (5.3.02), Mark Wellesley-Wood received the directors' unanimous support to continue in his capacity as the company's Chairman and Chief Executive Officer.

The board also resolved unanimously to continue to support his application for a work permit to perform his duties in South Africa, and to support any application to review the purported prohibition imposed on him from re-entering South Africa pending the outcome of his work permit application. The company is satisfied that both it and Wellesley-Wood have at all times complied with applicable laws in this regard.

Wellesley-Wood will continue to direct the company from overseas and is in real time contact with all of his management team.

Based on an assurance given by the Minister of Home Affairs during a radio interview on Monday evening that he will personally review the circumstances behind Wellesley-Wood's prohibition, the company's attorneys, Bowman Gilfillan, are of the view that this matter will be satisfactorily resolved within a relatively short time.

Charles Valkin of Bowman Gilfillan has been unanimously appointed as an Alternate Director for Wellesley-Wood.

Queries: James Duncan, 27 82 892-8052 (cell)